Exhibit 99.1
Caesarstone Reports 2019 Third Quarter Financial Results

•	Revenue of $142.8 million
•	Net Income of $7.1 million, or $0.21 per share
•	Adjusted Net Income of $10.0 million, or $0.29 per share
•	Adjusted EBITDA of $22.5 million
•	Global Growth Acceleration Plan drove higher adjusted EBITDA and margin
•	Declares Dividend of $0.15 per share
•	Outlook Update: Expects to be at low end of previously provided full year 2019 outlook ranges for revenue and adjusted EBITDA

MP MENASHE, Israel - November 6, 2019 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered quartz surfaces, today reported financial results for its third quarter ended September 30, 2019.

Yuval Dagim, Chief Executive Officer, commented, “Our third quarter 2019 results reflect the progress we are making in our focused efforts to execute the various facets of our Global Growth Acceleration Plan, contributing to year-over-year improvement in our margins. I am encouraged by the results of the implementation of our new strategy in the U.S., resulting in 8% core growth. While many of our markets outside the U.S. continue to experience intense competition from Chinese-based manufacturers, I am confident in the steps we are taking to improve our performance and enhance our position. We will continue to implement our strategy in order to better leverage our strong brand, reignite growth, increase efficiencies and streamline processes. Moving into 2020 and beyond, our strategic initiatives along with our strong balance sheet leave us well situated to generate additional value for our shareholders.”

Ophir Yakovian, Chief Financial Officer, added, “We are pleased with the improvement in gross margin and Adjusted EBITDA in a challenging environment. The execution of our Global Growth Acceleration Plan allowed us to generate additional efficiencies throughout our organization. While we expect our ongoing initiatives to favorably impact results and our core U.S. business to remain strong, the competitive environment in most of the other regions is likely to persist in the coming quarters. That said, we remain confident that the steps we are taking through our Global Growth Acceleration Plan will contribute towards our efforts to drive improved operating performance in the long-term.”

Third Quarter 2019 Results

Revenue in the third quarter of 2019 was $142.8 million compared to $147.7 million in the prior year quarter. On a constant currency basis, third quarter revenue was lower by 1.5% year-over-year. Sales improvement in the Company’s core business in the U.S. and the continued strong momentum in the U.K. was more than offset by softer performance in Australia and Canada as well as weaker results in Ikea U.S. and in other regions.

Gross margin in the third quarter was 29.8% compared to 29.6% in the prior year quarter. Adjusted gross margin in the third quarter was 29.9% compared to 29.7% in the prior year quarter. The modest improvement in adjusted gross margin mainly reflects lower raw material costs and more favorable regional mix, partly offset by increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization, lower average selling price and foreign exchange headwinds.

Operating expenses in the third quarter were $29.7 million, or 20.8% of revenue, compared to $29.7 million, or 20.1% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, operating expenses decreased to 19.5% of revenue, compared to 20.3% in the prior year quarter mainly due to lower marketing and sales expenses combined with lower general and administrative expenses.

Operating income in the third quarter was $12.9 million compared to $14.0 million in the prior year quarter.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $22.5 million in the third quarter, representing a margin of 15.8%. This compares to adjusted EBITDA of $21.6 million, representing a margin of 14.6%, in the prior year quarter. This year-over-year margin improvement primarily reflects higher gross margin and lower operating expenses as a percentage of revenue, excluding legal settlements and loss contingencies.

Finance expenses in the third quarter were $4.1 million compared to finance expenses of $1.6 million in the prior year quarter. The difference was primarily a result of the adverse impact of foreign currencies exchange rates mainly related to the revaluation of the lease liabilities in accordance with the new lease accounting standard.

Net income attributable to controlling interest for the third quarter was $7.1 million, compared to net income of $10.5 million in the prior year quarter. Diluted net income per share for the third quarter was $0.21, compared to diluted net income per share of $0.31 in the prior year quarter.  Adjusted diluted net income per share for the third quarter was $0.29 on 34.6 million shares, compared to $0.31 on 34.5 million shares in the prior year quarter.

Balance Sheet

The Company's balance sheet as of September 30, 2019 remained strong, including cash, cash equivalents and short-term bank deposits of $116.8 million with no financial debts to banks.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend in the range of $0.10 to $0.15 per share up to the lesser of 50% of reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors.

In order to reflect 2019 year-to-date net income attributable to controlling interest, the board of directors declared a special cash dividend of $0.15 per share for the third quarter of 2019, representing an increase from the dividend of $0.10 per share that would have been paid according to the Company’s dividend policy. The dividend will be paid on December 10, 2019 to shareholders of record as of November 20, 2019. The dividend payment is subject to withholding tax of 20%.

Global Growth Acceleration Plan

In May 2019, the Company began executing its Global Growth Acceleration Plan. The plan is designed to improve operational inefficiencies and reignite growth through a variety of projects and a better alignment of resources. To date, the Company has commenced the execution of 90% out of  30 identified projects focusing on expanding its selling efforts in key markets, improving production and supply chain efficiency, enhancing its innovative portfolio of premier product offerings, streamlining core processes and implement a digital transformation within the Company. Beyond currently identified opportunities, the Company will continue to pursue additional avenues to drive efficiencies and to accelerate growth through its multi-year Global Growth Acceleration Plan.

Outlook
For the full year 2019, the Company now expects to be at the low end of its previously announced outlook for revenue in the range of $550 million to $565 million, and adjusted EBITDA in the range of $72 million to $80 million.  For the fourth quarter, the Company anticipates a higher Adjusted EBITDA margin year-over-year, mainly attributable to operational efficiencies and cost controls despite a continuation of market pressures on revenue primarily outside the U.S. and less favorable currency exchange rates.

Conference Call Details

The Company will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Third Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13695291. The replay will be available beginning at 11:30 a.m. ET on Wednesday, November 6, 2019 and will last through 11:59 p.m. ET on Wednesday, November 13, 2019.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered quartz surfaces used in residential and commercial buildings. Caesarstone® products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 40 countries where the four distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Concetto. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules to this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including expectations of the results of its business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Public Relations:
Caesarstone - Maya Lustig
Maya.Lustig@caesarstone.com
+ 972 54 677 8100

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$116,836	$93,562
Trade receivables, net	87,067	72,555
Other accounts receivable and prepaid expenses	34,338	25,495
Inventories	123,638	158,492

Total current assets	361,879	350,104

LONG-TERM ASSETS:

Severance pay fund	3,402	3,591
Other long-term receivables	5,327	5,435
Deferred tax assets, net	7,511	6,372
Long-term deposits and prepaid expenses	2,918	2,799
Right of use assets	73,969	-
Property, plant and equipment, net	204,553	213,338
Goodwill	34,650	35,283

Total long-term assets	332,330	266,818

Total assets	$694,209	$616,922

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$-	$7,567
Trade payables	44,408	55,787
Related party and other loan	2,195	2,908
Short term legal settlements and loss contingencies	19,382	13,146
Accrued expenses and other liabilities	41,926	31,873

Total current liabilities	107,911	111,281

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,024	7,089
Legal settlements and loss contingencies long-term	24,408	26,089
Long-term lease liabilities	65,962	-
Accrued severance pay	4,423	4,695
Long-term warranty provision	1,376	1,267

Total long-term liabilities	104,193	39,140

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	156,446	153,593
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(3,563)	(3,177)
Retained earnings	373,868	360,731

Total equity	482,105	466,501

Total liabilities and equity	$694,209	$616,922

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues	$142,839	$147,689	$412,107	$432,990
Cost of revenues	100,215	103,918	298,451	306,646

Gross profit	42,624	43,771	113,656	126,344

Operating expenses:
Research and development	962	863	3,184	2,504
Marketing and selling	17,419	18,584	50,072	57,193
General and administrative	9,451	10,466	31,056	32,914
Legal settlements and loss contingencies, net	1,853	(172)	5,158	5,001

Total operating expenses	29,685	29,741	89,470	97,612

Operating income	12,939	14,030	24,186	28,732
Finance expenses, net	4,053	1,551	6,200	1,542

Income before taxes on income	8,886	12,479	17,986	27,190
Taxes on income	1,758	1,892	4,849	4,106

Net income	$7,128	$10,587	$13,137	$23,084

Net income attributable to non-controlling interest	-	(51)	-	(45)
Net income attributable to controlling interest	$7,128	$10,536	$13,137	$23,039
Basic net income per ordinary share (*)	$0.21	$0.31	$0.38	$0.67
Diluted net income per ordinary share (*)	$0.21	$0.31	$0.38	$0.67
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,390,244	34,362,673	34,379,402	34,355,838
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,442,592	34,394,808	34,438,797	34,397,572

(*) The numerator for the calculation of net income per share for the three and nine months ended September 30, 2018 has been increased by approximately $0.1 million and $0.1 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2019	2018
	(Unaudited)
Cash flows from operating activities:

Net income	$13,137	$23,084
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,617	21,538
Share-based compensation expense	2,852	933
Accrued severance pay, net	(78)	(475)
Changes in deferred tax, net	(1,359)	(3,061)
Capital loss	342	73
Legal settlemnets and loss contingencies, net	5,158	5,001
Increase in trade receivables	(14,930)	(7,855)
Increase in other accounts receivable and prepaid expenses	(7,787)	(8,930)
Decrerase (increase) in inventories	33,466	(29,227)
Decrease in trade payables	(9,292)	(16,234)
Increase in warranty provision	97	212
Changes in right of use assets	(73,969)	-
Changes in lease liabilities	77,318	-
Increase (decrease) in accrued expenses and other liabilities including related party	1,202	(6,571)

Net cash provided by (used in) operating activities	47,774	(21,512)

Cash flows from investing activities:

Purchase of property, plant and equipment	(15,770)	(13,702)
Proceeds from sale of property, plant and equipment	52	6
Increase in long term deposits	(200)	(224)

Net cash used in investing activities	(15,918)	(13,920)

Cash flows from financing activities:

Dividend paid	-	(15,114)
Dividend paid by subsidiary to non-controlling interest	-	(559)
Changes in short-term bank credit and loans, net	(7,771)	(1,219)
Repayment of a financing leaseback related to Bar-Lev transaction	(891)	(877)

Net cash used in financing activities	(8,662)	(17,769)

Effect of exchange rate differences on cash and cash equivalents	80	(215)

Incresase (decrease) in cash and cash equivalents and short-term bank deposits	23,274	(53,416)
Cash and cash equivalents and short-term bank deposits at beginning of the period	93,562	138,707

Cash and cash equivalents and short-term bank deposits at end of the period	$116,836	$85,291

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(2,463)	(31)

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$42,624	$43,771	$113,656	$126,344
Share-based compensation expense (a)	136	$61	274	$78
Non-recurring import related income	-	-	(1,501)	-
Other non-recurring items (b)	-	-	1,367	-
Adjusted Gross profit (Non-GAAP)	$42,760	$43,832	$113,796	$126,422

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Nine months ended September 30, 2019 figures include one time amortization of machinnery equipment with no future alternative use.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$7,128	$10,587	$13,137	$23,084
Finance expenses, net	4,053	1,551	6,200	1,542
Taxes on income	1,758	1,892	4,849	4,106
Depreciation and amortization (*)	6,755	7,156	21,617	21,538
Legal settlements and loss contingencies, net (a)	1,853	(172)	5,158	5,001
Share-based compensation expense (b)	968	541	2,852	933
Non-recurring import related income	-	-	(1,501)	-
Other non-recurring items (c)	-	-	993	1,157

Adjusted EBITDA (Non-GAAP)	$22,515	$21,555	$53,305	$57,361

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)
Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

(*)	Nine months ended September 30, 2019 figures include one time amortization of machinnery equipment with no future alternative use.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$7,128	$10,536	$13,137	$23,039
Legal settlements and loss contingencies, net (a)	1,853	(172)	5,158	5,001
Share-based compensation expense (b)	968	541	2,852	933
Non cash revaluation of lease liabilities (c)	1,123	-	3,349	-
Non-recurring import related income	-	-	(1,501)	-
Other non-recurring items (d)	-	-	2,193	1,157
Total adjustments	3,944	369	12,051	7,091
Less tax on non-tax adjustments (e)	1,063	59	3,249	1,071
Total adjustments after tax	2,881	310	8,802	6,020

Adjusted net income attributable to controlling interest (Non-GAAP)	$10,009	$10,846	$21,939	$29,059
Adjusted diluted EPS (f)	$0.29	$0.31	$0.64	$0.84

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)
Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount, one time amortization of machinnery equipment with no future alternative use, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

(e)	Tax adjustments for the three and nine months ended September 30, 2019 and 2018, based on the effective tax rates for these periods.
(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

USA (*)	$64,805	$61,933	$185,812	$179,041
Australia (incl. New Zealand)	28,642	33,968	82,150	97,603
Canada (*)	21,881	25,140	65,400	75,844
Israel	10,683	9,709	30,190	30,625
Europe	10,149	9,170	28,936	25,735
Rest of World	6,679	7,769	19,619	24,142
	$142,839	$147,689	$412,107	$432,990

(*)	Total revenues for the three and nine months ended September 30, 2019 and 2018 in the North American region were $86,686 and $251,212, and $87,073 and $254,885, respectively.